TFS CAPITAL INVESTMENT TRUST




April 8, 2009


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:  TFS Capital Investment Trust (the "Trust")
           File Nos. 333-113652; 811-21531


Ladies and Gentlemen:

      Mr. Kevin Rupert of the Commission's staff recently contacted us by telephone to provide comments on the Trust's Form N-CSR for the fiscal period ended October 31, 2008. The following are the comments provided and the Trust's response to each:

      1. COMMENT: The TFS Market Neutral Fund had approximately 50% of its assets invested in other investment companies as of October 31, 2008. In light of the large percentage of assets invested in other investment companies, confirm that the disclosure in the Trust's prospectus, dated February 28, 2009, listing "Acquired Fund Fees and Expenses" at 0.21%, is computed correctly. Also confirm that the 0.21% is based on the four month period covered by the October 31, 2008 Annual Report.

            RESPONSE: Acquired Fund Fees and Expenses of 0.21% is based on the TFS Market Neutral Fund's investments in other investment companies during the period covered by the October 31, 2008 Annual Report (i.e., July 1, 2008 through October 31, 2008). We have confirmed that Acquired Fund Fees and Expenses has been computed correctly and has been annualized.

      2.    COMMENT:  The  Statement of  Additional  Information  ("SAI")  dated
            February 28, 2009, regarding the TFS Market Neutral Fund's investments in other investment companies, states as follows - "The TFS Market Neutral Fund does not presently intend to invest more than 25% of the value of its total assets in other investment companies...." Is such disclosure accurate given that the TFS Market
            Neutral Fund had approximately 50% of its assets invested in other investment companies as of October 31, 2008?


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            RESPONSE:  It  should be noted  that of the 51.2% of the TFS  Market
            Neutral Fund's net assets invested in other investment companies as of October 31, 2008, 35.2% of net assets was invested in money market mutual funds and only 16% of net assets was invested in closed-end investment companies. As of that date, the TFS Market Neutral Fund was maintaining a large cash position due to market conditions and the expectation that shareholder redemptions might increase during this period of extreme market volatility. In essence, the Market Neutral Fund was operating in a "temporary
            defensive  position".   It  is  our  position  that  the  referenced
            disclosure in the SAI is accurate because it is intended to discuss the TFS Market Neutral Fund's general investment policy under normal
            investment   conditions   with  regards  to   investments  in  other
            investment companies. However, to address your concerns we will make the following change to the disclosure in the SAI:

            The TFS Market Neutral Fund does not presently intend to invest more than 25% of the value of its total assets in other investment companies and the TFS Small Cap Fund does not presently intend to invest more than 10% of the value of its total assets in other investment companies. ALTHOUGH THE PERCENTAGE LIMITATIONS DISCUSSED ABOVE GENERALLY APPLY, DURING PERIODS WHEN A FUND IS TAKING A "TEMPORARY DEFENSIVE POSITION", THE FUND MAY INVEST UP TO ITS APPLICABLE LIMIT IN NON-MONEY MARKET FUNDS AND ALSO INVEST WITHOUT LIMITATION IN MONEY MARKET FUNDS.

      3. COMMENT: Confirm that the TFS Market Neutral Fund has sufficient assets segregated to cover the market value of its short positions.

            RESPONSE: The TFS Market Neutral Fund has adopted procedures to monitor for and ensure compliance with the relevant asset coverage requirements. TFS Capital, LLC, the adviser for the TFS Market Neutral Fund, monitors the short portfolio on a daily basis and verifies that sufficient assets are present at the Fund's custodian (i.e., that unencumbered and qualified assets are equal to at least 100% of the current value of the securities sold short). In calculating the amount of assets required for coverage purposes, the investment adviser may take into account the cash collateral maintained at the broker (excluding the cash proceeds from the short sales).

      4. COMMENT: Confirm that the Funds did not hold any Level 3 securities, as defined FASB 157, at any time during the four month period covered by the Annual Report.

            RESPONSE: Neither Fund held any Level 3 securities during the period. The Trust recognizes that, if a Level 3 security is held at any time during a reporting period, the Fund or Funds will be required to provide a rollforward, showing the beginning balance, activity (i.e., purchases and sales), and ending balance.


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            We acknowledge that:

o The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

o The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Thank  you  for  your  comments.   Please   contact  the   undersigned  at
513/587-3406 if you have any questions.


Very truly yours,

/s/  Wade Bridge

Wade Bridge
Assistant Secretary